FAIRBORNE ENERGY TRUST

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 09 2007
WASH, D.C.
186

November 7, 2007

07028065

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

SUPPL

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

Re: Fairborne Energy Trust
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34863

Dear Sirs/Mesdames:

On behalf of ourselves, Fairborne Energy Trust (the "Trust"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Corporation's documents listed on Schedule A hereto.

As required pursuant to Rule 12g3-2(b), please note that the Trust's exemption number is 082-34863.

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Aaron G. Grandberg

CFO

dlw 11/19

AGG
Enclosure

SCHEDULE A

1. News release, dated November 7, 2007


Q3/07

November 7, 2007 - Fairborne Energy Trust — Third Quarter Financial and Operating Results

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	**2007**	2006
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	**54,648**	48,845	**153,815**	154,548
Funds generated from operations [(1)]	**27,164**	27,825	**78,744**	86,789
Per unit - basic	**$0.41**	$0.58	**$1.41**	$1.84
Per unit - diluted	**$0.38**	$0.51	**$1.27**	$1.62
Cash flow from operations (including changes in working capital)	**24,159**	29,969	**79,633**	97,585
Per unit - basic	**$0.37**	$0.63	**$1.43**	$2.07
Per unit - diluted	**$0.34**	$0.55	**$1.29**	$1.82
Net income	**2,271**	10,439	**16,170**	35,179
Per unit - basic	**$0.03**	$0.22	**$0.29**	$0.75
Per unit - diluted	**$0.03**	$0.22	**$0.28**	$0.73
Exploration and development expenditures	**25,021**	15,423	**58,984**	52,945
Acquisitions, net of dispositions	**616**	22,380	**226,944**	22,380
Working capital deficit	**27,051**	2,395	**27,051**	2,395
Bank indebtedness	**159,834**	177,595	**159,834**	177,595
Convertible debentures	**91,933**	-	**91,933**	-
OPERATIONS (Units as noted)				
Average production				
Natural gas *(Mcf per day)*	**58,435**	45,966	**50,777**	45,291
Crude oil *(bbls per day)*	**2,600**	2,604	**2,434**	2,595
Natural gas liquids *(bbls per day)*	**582**	376	**478**	397
Total *(BOE per day)*	**12,921**	10,640	**11,375**	10,541
Average sales price				
Natural gas *($ per Mcf)* [(2)]	**6.21**	6.88	**7.26**	7.87
Crude oil *($ per bbl)* [(2)]	**77.08**	73.25	**70.63**	70.72
Natural gas liquids *($ per bbl)*	**48.32**	48.51	**46.08**	50.64
Netback per BOE *($ per BOE)*				
Petroleum and natural gas sales [(2)]	**46.30**	49.90	**49.85**	53.70
Royalties	**(7.83)**	(6.44)	**(8.64)**	(8.79)
Transportation	**(0.77)**	(1.07)	**(0.77)**	(1.41)
Operating expenses	**(8.94)**	(9.88)	**(8.93)**	(9.45)
Operating netback	**28.76**	32.51	**31.51**	34.05
Wells drilled *(gross)*	**23**	25	**51**	54
Undeveloped land *(net acres)*	**232,800**	176,100	**232,800**	176,100

(1) Funds generated from operations is calculated using cash flow from operations as presented in the consolidated statement of cash flows before non-cash working capital and asset retirement expenditures.

(2) Excludes unrealized loss on derivatives.

THIRD QUARTER HIGHLIGHTS

- > Record average daily production of 12,921 BOE per day, an increase of 19% compared to the second quarter.
- > Current production is approximately 13,100 BOE per day with an anticipated 2007 exit rate of approximately 13,400 BOE per day.
- > Successful drilling program in Columbia/Harlech and Marlboro resulted in eight (4.4 net) natural gas wells.
- > Operating netback of $28.76 per BOE was reflected in funds generated from operations of $27.2 million ($0.38 per unit, fully diluted)
- > Acceleration of the Trust's CBM drilling program at Clive resulted in 15 (13.1 net) new CBM wells, bringing the Trust's total CBM production to 2,660 (2,220 net) BOE per day.
- > Realized gas price of $6.21 per Mcf, a 21% premium to the average daily AECO index, reflecting an active risk management program and high heat content natural gas.
- > Operating costs of $8.94 per BOE, 6% lower than the second quarter costs (excluding equalization recoveries) and 10% below the third quarter of 2006.
- > Acquired an additional 40 sq miles of 3D seismic over the Trust's Marlboro/Pine Creek property.

PROPOSED RESTRUCTURING AND $100 MILLION PRIVATE PLACEMENT

On October 22, 2007, the Trust announced its plan to convert into a growth-oriented, exploration and production company (the "Reorganization"). Concurrent with, and conditional upon closing of the Reorganization, Denham Commodity Partners Fund IV LP ("Denham"), a U.S.-based private equity fund advised by Denham Capital Management LP, will subscribe for, on a private placement basis, approximately 13.4 million common shares of the new corporation at a subscription price of $7.45 per share for aggregate proceeds of approximately $100 million. The Reorganization will be completed under a Plan of Arrangement which will require securityholder approval and requisite court and regulatory approvals. A meeting of securityholders is scheduled to be held on December 18, 2007. The record date for unitholders and exchangeable shareholders entitled to vote at the meeting is November 16, 2007.

The contemplated restructuring and Denham's $100 million investment will significantly improve Fairborne's financial flexibility and position the reorganized corporation as a high growth natural gas focused exploration and production company. Proceeds from the private placement will be used to reduce outstanding indebtedness, leaving Fairborne with approximately $85 million of bank debt drawn against its current borrowing base of $220 million. Combined with the reinvestment of cash flow from operations, Fairborne will have the financial flexibility to aggressively pursue its existing inventory of over 500 identified drilling prospects, acquisitions and other internally identified opportunities.

PRELIMINARY 2008 PROGRAM

Assuming completion of the Reorganization, Fairborne has established a preliminary 2008 capital expenditure budget of $125 to $150 million. The majority of the spending is focused on existing projects which include both high impact exploration drilling and lower risk infill and step out drilling locations. The budget is based on achieving capital efficiencies consistent with Fairborne's previous three year average and an operating netback of between $28.00 and $30.00 per BOE (based on commodity prices of CDN$6.00 per Mcf for natural gas and US$80.00 per bbl for oil).

OPERATIONS UPDATE

Fairborne reported record average production of 12,921 BOE per day in the third quarter. Production was affected by some significant outages during the quarter but also included production from Fairquest properties for the full three months. Production from new wells tied in during the third quarter on the Trust's Columbia/Harlech, Marlboro and Clive CBM properties also contributed to increased production. With current production of approximately 13,100 BOE per day and recent drilling successes at Columbia/Harlech and Marlboro, the Trust anticipates exiting 2007 at a production rate of approximately 13,400 BOE per day.

Fairborne continued to record a strong operating netback of $28.76 per BOE for the third quarter despite a 27% decrease in the average AECO daily index natural gas prices from the second quarter. Operating costs of $8.94 per BOE for the third quarter also contributed to the strong operating netback and to funds generated from operations of $27.2 million ($0.38 per unit, fully diluted) for the quarter.

The Trust's third quarter included a busy exploration and development program, with $25 million of capital spending focused on the Trust's Columbia/Harlech, Marlboro and Clive CBM properties. In Columbia/Harlech, Fairborne drilled four (2.0 net) natural gas wells following up on drilling successes earlier in 2007. In addition, two wells drilled earlier in the year were tied in and brought on-stream during July. At Clive, the Trust was able to accelerate its fall CBM drilling program with 15 (13.1 net) CBM wells drilled during the third quarter, all of which are currently on production. At Marlboro, the Trust purchased 40 sq. miles of 3D seismic in July and, working with a joint venture partner, identified several infill drilling locations. Three (1.4 net) infill natural gas wells were drilled during the third quarter, all of which are currently on production.

The Trust is continuing its evaluation and program development of a proposed miscible flood on the Trust's Clive oil property. Two excellent reservoirs exist at Clive, the Nisku and Leduc, that are the targets for the CO_2 flooding. The combined original oil in place of these two carbonate reservoirs was 122 million barrels of 38° API oil (EUB ST98 - 2006 Report), and have, to date, produced 70 million barrels. Preliminary reservoir modeling and simulation indicate 10% to 20% incremental recovery from these reservoirs is possible. The Trust has signed a letter of intent with Enhance Energy Inc. for the supply of CO_2. Additional work, final registration and regulatory approval are still required prior to implementing the CO_2 flood at Clive.

Fairborne continues to utilize an active hedging program to achieve strong operating netbacks and ensure predictability of cash flow. During the third quarter, the Trust's risk management activities increased Fairborne's realized natural gas price to $6.21 per Mcf, representing a 21% premium to the weighted average daily AECO index. For the remainder of 2007, the Trust has approximately 29% of natural gas volumes at a minimum average price of $8.42 per Mcf and approximately 35% of crude oil volumes hedged at a floor price of US$72.99 per bbl. On an annualized basis for the 2008 calendar year, the Trust has an average of 13% of its natural gas production protected at an average price of $8.13 per Mcf and approximately 34% of crude oil volumes hedged at a floor price of US$70.21 per bbl.

OUTLOOK

The Trust is continuing to evaluate the Alberta Government's royalty changes and its impact on both our current reserve base and future opportunities. Based on publicly available information in respect of the New Royalty Framework and internal analysis, utilizing the December 31, 2006 combined reserves of Fairborne and Fairquest and the external engineer's price forecast at that date and rerunning such reserves as evaluated as of December 31, 2006, we estimate the royalty changes to have the following impact: less than a 3% reduction to the net present value of future net revenues from proved plus probable reserves (at an 8% discount rate); a negligible change to proved plus probable reserves for both gross and net reserves; and an 8% reduction to 2009 cash flow (based on the proved plus probable reserves cash flow as estimated in the December 31, 2006 engineering reports). Mitigating the negative impact of an overall royalty rate increase on conventional oil and gas production, the Trust will benefit from the continuation of a deep gas incentive program, lower royalty rates on low productivity wells (we currently have 130 producing CBM wells) and the one year delay in implementing the program.

We are excited to complete the Proposed Reorganization and $100 million private placement as a means to gain the financial flexibility to actively develop our extensive asset base and build value for current and future shareholders as a growth-oriented, exploration and production company.

STEVEN R. VANSICKLE
President and Chief Executive Officer

November 6, 2007
Calgary, Alberta

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, November 6, 2007. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review third quarter 2007 activities and results as compared to the previous year, and should be read in conjunction with the unaudited interim consolidated financial statements including selected notes for the nine months ended September 30, 2007 and the audited consolidated financial statements including notes for the year ended December 31, 2006 and 2005. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS: Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited ("Fairquest"), a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust. If the context requires, reference herein to "Fairborne" also includes a reference to Fairborne Energy Ltd. prior to the reorganization. In June 2007, Fairborne acquired all of the outstanding shares of Fairquest.

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

FORWARD LOOKING STATEMENTS: This MD&A contains forward-looking statements. Management's assessment of future plans and operations, the effect of the Reorganization and the Private Placement (including use of proceeds from the Private Placement), timing of matters relating to completion of the Reorganization and Private Placement and implementation thereof, expected transportation and operating costs, production estimates and expected production rates, planned continued distributions until the Reorganization and cash available for distribution and its availability for capital expenditures and distributions, expected taxability of distributions, the effect of the acquisition of Fairquest, capital expenditures and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could affect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Trust's website (www.fairbornetrust.com). Furthermore, the forwardlooking statements contained in this MD&A are made as at the date of this MD&A and the Trust does not undertake any obligation to update publicly or to revise any of the included forwardlooking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

NON-GAAP TERMS: This document contains the terms "funds generated from operations" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netback a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations a key measure as it demonstrates Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between cash flow from operations and funds generated from operations can be found in the section entitled "Cash Flow and Distributions" with funds generated from operations calculated before non-cash working capital and asset retirement expenditures. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit with diluted per unit calculations including the effect of convertible debentures.

BOE CONVERSIONS: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

PROPOSED RESTRUCTURING AND EQUITY FINANCING

On October 22, 2007, the Trust announced its plan to convert into a growth-oriented, exploration and production company (the "Reorganization"). Concurrent with closing of the Reorganization, Denham Commodity Partners Fund IV LP ("Denham"), a U.S.-based private equity fund advised by Denham Capital Management LP, will subscribe for, on a private placement basis, approximately 13.4 million common shares of the new corporation (the "Corporation") at a subscription price of $7.45 per share for aggregate proceeds of approximately $100 million (the "Private Placement"). Denham's investment is conditional on the successful closing of the Reorganization.

The contemplated restructuring and Denham's $100 million investment will significantly improve Fairborne's financial flexibility and position the reorganized corporation as a high growth natural gas focused exploration and production company. Proceeds from the private placement will be used to reduce outstanding indebtedness, leaving Fairborne with approximately $85 million of bank debt drawn against its current borrowing base of $220 million. Combined with the reinvestment of cash flow from operations, Fairborne will have the financial flexibility to aggressively pursue its existing inventory of drilling prospects, acquisitions and other internally identified opportunities.

It is anticipated that the Reorganization will be completed pursuant to a plan of arrangement. Holders of Trust units (collectively the "Unitholders") of Fairborne will receive an equal number of common shares of the new Corporation that will hold the assets previously held, directly or indirectly, by the Trust. Exchangeable shares will be exchanged for common shares in the new Corporation based on the then current exchange ratio. Fairborne's outstanding convertible debentures bearing a coupon rate of 6.5% and a conversion price of $13.50 will be assumed by the new Corporation and be convertible into common shares of the Corporation with no change to the terms. An information circular detailing the Reorganization is anticipated to be mailed to Unitholders in mid November 2007. A meeting of securityholders is scheduled to be held on December 18, 2007. The record date for unitholders and exchangeable shareholders entitled to vote at the meeting is November 16, 2007. The Reorganization will require securityholder approval by at least 66 2/3% of the votes cast by Unitholders and holders of exchangeable shares voting at the Unitholder meeting. In addition, the approval of the Court of Queen's Bench and certain regulatory authorities will also be required.

BUSINESS COMBINATION WITH FAIRQUEST ENERGY LIMITED

On June 4, 2007, Fairborne completed the acquisition of Fairquest. As consideration for the acquisition, the Trust issued an aggregate of 15.8 million Trust units to Fairquest shareholders and assumed $50.7 million of net debt. In addition, the Trust also issued 4.6 million warrants to acquire an additional 1.8 million Trust units in exchange for outstanding Fairquest warrants. Results of operations from Fairquest properties have been included in Fairborne's results beginning June 4, 2007.

The immediate impact of the combination resulted in increased production and cash flow for the Trust, thereby providing the opportunity to execute a more extensive capital investment program on a broader range of prospects. Moving forward, the combined resources of the Trust and Fairquest are significant in terms of development drilling opportunities, undeveloped land, prospects and property enhancement projects. The combination also provided the Trust with the unique opportunity to increase its interest in core areas of exploration and development including Columbia/Harlech and West Pembina.

THIRD QUARTER 2007 FINANCIAL RESULTS

PRODUCTION

	Three months ended September 30,			Nine months ended September 30,		
	2007	2006	Change	2007	2006	Change
Natural gas *(Mcf per day)*	58,435	45,966	27%	50,777	45,291	12%
Crude oil *(bbls per day)*	2,600	2,604	-	2,434	2,595	(6%)
Natural gas liquids *(bbls per day)*	582	376	55%	478	397	20%
Total *(BOE per day)*	12,921	10,640	21%	11,375	10,541	8%
Natural gas % of production	75%	72%	-	74%	72%	-

Fairborne's third quarter production, which included approximately 2,900 BOE per day from Fairquest properties, averaged 12,921 BOE per day, 19% higher than the preceding second quarter of 2007 (10,867 BOE per day), and 21% higher than the comparative third quarter of 2006 (10,640 BOE per day).

Natural gas production of 58.4 MMcf per day in the third quarter (Q2 2007 – 48.7 MMcf per day) reflected the addition of approximately 14.0 MMcf per day from Fairquest properties. Several outages and interruptions which negatively impacted production in the second quarter continued to impact production during the third quarter. On a year to date basis, natural gas production of 50.8 MMcf per day in 2007 was 12% higher than the prior year average of 45.3 MMcf per day.

Average crude oil and NGL production of 3,182 bbls per day for the third quarter of 2007 increased 16% from the second quarter 2007 (2,752 bbls per day). An increased working interest acquired in the Brazeau Belly River Unit and properties acquired from Fairquest resulted in the third quarter increase. On a year to date basis, crude oil and NGL production of 2,912 bbls per day is relatively unchanged from the prior year with natural declines offset by additional volumes added at Brazeau and through the Fairquest acquisition.

Based on current production levels and new wells to be tied in during the fourth quarter, the Trust expects production to range between 13,000 and 13,400 BOE per day for the remainder of 2007.

COMMODITY PRICES & RISK MANAGEMENT ACTIVITIES

	Three months ended September 30,			Nine months ended September 30,		
	2007	2006	Change	2007	2006	Change
Average Prices						
Natural gas *($ per Mcf)* (1)	6.21	6.88	(10%)	7.26	7.87	(8%)
Crude oil *($ per bbl)* (1)	77.08	73.25	5%	70.63	70.72	-
Natural gas liquids *($ per bbl)*	48.32	48.51	-	46.08	50.64	(9%)
BOE *($ per BOE)* (1)	45.76	49.36	(7%)	49.48	53.13	(7%)
Benchmark Prices						
AECO Daily Index *(Cdn$ per Mcf)*	5.14	5.62	(9%)	6.20	6.38	(3%)
AECO Monthly Index *(Cdn$ per Mcf)*	5.61	6.03	(7%)	6.46	7.19	(10%)
WTI – Edmonton par *(Cdn$ per bbl)*	80.65	79.63	1%	73.68	76.01	(3%)

(1) Excludes unrealized loss on derivatives.

Risk Management – Physical Sales Contracts and Derivatives

The Trust's risk management strategy is based on the following objectives:

> provide greater certainty and stability to distributions;
> protect unitholder return on investment;
> reduce risk exposure in budgeted annual funds flow projections; and
> help ensure transaction economics on acquisitions.

Natural Gas

Natural gas prices continued their decline during the third quarter of 2007 with average AECO daily index prices decreasing 27% to $5.14 per Mcf from $7.07 per Mcf in the preceding quarter. Despite sharp declines in pricing during the third quarter, natural gas prices have begun to strengthen with US storage currently around 3.4 Tcf, slightly below the record levels established in 2006. There has also been a sharp decline in US liquid natural gas (LNG) imports due to stronger pricing in the UK and Asia. These factors helped prices rebound, with October AECO spot prices approximately 20% higher than the low point during the month of September.

Fairborne continued to realize above-average natural gas prices during the third quarter of 2007 due to the higher heat content of the Trust's production and an active risk management program. An average of 14.9 MMcf per day was sold under fixed price physical sales contracts during the quarter representing 25% of the Trust's natural gas production. Risk management activities for the third quarter of 2007 increased the Trust's realized natural gas revenue by $4.1 million which had an effect of increasing the Trust's natural gas price by $0.76 per Mcf to $6.21 per Mcf, a 21% premium to the weighted average daily AECO index.

The Trust continues to use its risk management program to manage downside price risk and provide stability to expected funds generated from operations. Currently, Fairborne has an estimated 29% of its gas production under fixed price physical sales contracts for the fourth quarter of 2007 at a minimum average price of $8.42 per Mcf and 33% of its first quarter 2008 estimated gas production at a minimum average price of $8.55 per Mcf. On an annualized basis for the 2008 calendar year, the Trust has an average of 13% of its natural gas production protected at an average price of $8.13 per Mcf.

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts outstanding at September 30, 2007 as well as contracts entered into after September 30, 2007:

	Q4/07	Q1/08	Q2/08	Q3/08	Q4/08
Collars					
Volume *(Mcf per day)*	8,774	5,446	–	–	–
Average floor *($ per Mcf)*	$8.24	$8.81	–	–	–
Average ceiling *($ per Mcf)*	$9.37	$11.18	–	–	–
Puts and Participating Swaps					
Volume *(Mcf per day)*	1,361	–	–	–	–
Average floor *($ per Mcf)*	$8.36	–	–	–	–
Swaps					
Volume *(Mcf per day)*	7,715	15,556	4,664	4,664	4,664
Average price *($ per Mcf)*	$8.64	$8.46	$7.51	$7.51	$7.51
Total volume *(Mcf per day)*	17,850	21,002	4,664	4,664	4,664
Average floor price *($ per Mcf)*	$8.42	$8.55	$7.51	$7.51	$7.51

Conversion factor: 1 Mcf = 1.10 GJ

The Trust has also locked in the AECO basis on 5,000 mmbtu/d at NYMEX less US$0.845/mmbtu for the second quarter of 2008 and NYMEX less US$0.865/mmbtu for the third quarter of 2008. These basis swap contracts are accounted for as derivative contracts. The mark-to-market value of these contracts has been recorded as an unrealized loss of approximately $88,000 at September 30, 2007. The change in mark-to-market value from a liability of $10,000 at June 30, 2007 to a liability of $88,000 at September 30, 2007 has been reflected as an unrealized loss on derivatives during the third quarter.

Crude Oil

Crude oil prices continued to strengthen in the third quarter of 2007, increasing by 11% to CDN$80.65 per bbl compared to average market prices of CDN$72.62 per bbl in the preceding quarter. For the third quarter of 2007, the Trust had an average of 500 bbls per day of crude oil under fixed price physical sales contracts representing 19% of crude oil production. Risk management activities, including option costs for puts purchased during the year decreased the Trust's realized crude price by $0.2 million or $0.84 per bbl for the quarter. Compared to the same period in 2006, the Trust's realized crude oil price of CDN$77.08 per bbl for third quarter 2007 represented an increase of 5% from CDN$73.25 per bbl in 2006. For the remainder of 2007, the Trust has 35% of its estimated crude oil production protected at a minimum average price of US$72.99 per bbl.

The following table summarizes the outstanding fixed price physical sales contracts on crude oil, including contracts outstanding at September 30, 2007 as well as contracts entered into after September 30, 2007:

	Q4/07	Q1/08	Q2/08	Q3/08	Q4/08
Collars					
Volume *(bbl per day)*	500	500	500	500	500
Average floor *($US per bbl)*	$75.00	$70.00	$70.00	$70.00	$70.00
Average ceiling *($US per bbl)*	$77.00	$75.60	$75.60	$74.00	$74.00
Swaps					
Volume *(bbl per day)*	500	500	500	–	–
Average price *($US per bbl)*	$70.98	$70.50	$70.70	–	–
Total volume *(bbl per day)*	1,000	1,000	1,000	500	500
Average floor price *($US per bbl)*	$72.99	$70.35	$70.28	$70.00	$70.00

PETROLEUM AND NATURAL GAS REVENUE

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	2007	2006	Change	2007	2006	Change
Natural gas	**33,382**	29,095	15%	**100,709**	97,305	3%
Crude oil	**18,439**	17,546	5%	**46,928**	50,111	(6%)
Natural gas liquids	**2,585**	1,676	54%	**6,015**	5,493	10%
Unrealized loss on derivatives	**(402)**	–	n/a	**(981)**	–	n/a
Other income	**644**	528	22%	**1,144**	1,639	(30%)
Total	**54,648**	48,845	12%	**153,815**	154,548	–
Per BOE	**$45.97**	$49.90	(8%)	**$49.53**	$53.70	(8%)

Fairborne reported revenue of $54.6 million for the third quarter of 2007, representing a 10% increase compared to the second quarter ($49.5 million). Third quarter revenue reflected the impact of increased production from Fairquest properties which was partially offset by weaker natural gas prices. On a year to date basis, revenues of $153.8 million are comparable to the prior year ($154.5 million) with the impact of higher 2007 production offset by lower realized natural gas prices in 2007.

ROYALTIES

($thousands except as noted)	Three months ended September 30, 2007	2006	Change	Nine months ended September 30, 2007	2006	Change
Crown	**7,000**	4,252	65%	**20,068**	18,197	10%
Freehold and overriding	**2,305**	2,054	12%	**6,753**	7,092	(5%)
Total	**9,305**	6,306	48%	**26,821**	25,289	6%
Crown *(% of revenue)*	**12.8%**	8.7%	47%	**13.0%**	11.8%	10%
Freehold and overriding *(% of revenue)*	**4.2%**	4.2%	–	**4.4%**	4.6%	(4%)
Total *(% of revenue)*	**17.0%**	12.9%	32%	**17.4%**	16.4%	6%
Per BOE	**$7.83**	$6.44	22%	**$8.64**	$8.79	(2%)

The Trust reported royalties of $9.3 million (17.0%) for the third quarter of 2007. Consistent with 2006 and the first six months of 2007, Fairborne's realized gas price in the third quarter of 2007 was well in excess of the reference price utilized in calculating crown royalties due to the Trust's risk management program. Compared to the prior year, the third quarter 2006 rate (12.9%) also included higher operating cost deductions and gas cost allowance deductions. Fairborne expects royalty rates to average between 18% and 20% for the remainder of 2007 based on current reference prices.

TRANSPORTATION EXPENSES

	Three months ended September 30, 2007	2006	Change	Nine months ended September 30, 2007	2006	Change
Transportation costs *($thousands)*	**914**	1,047	(13%)	**2,383**	4,052	(41%)
Per BOE	**$0.77**	$1.07	(28%)	**$0.77**	$1.41	(45%)

Fairborne's transportation costs include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with the usage of natural gas pipelines. Transportation costs of $0.9 million ($0.77 per BOE) have decreased during the third quarter of 2007 primarily due to reduced third party fuel usage at the Trust's Columbia/Harlech property. Transportation costs for the nine months ended September 30, 2007 were also reduced by an accounting adjustment for transportation costs relating to the periods June 2005 to June 2007.

Based on existing transportation commitments, the Trust expects transportation costs to be between $0.75 and $1.00 per BOE for the remainder of 2007.

OPERATING COSTS

($thousands except as noted)	Three months ended September 30, 2007	2006	Change	Nine months ended September 30, 2007	2006	Change
Operating costs						
Natural gas	**8,106**	6,791	19%	**20,973**	19,316	9%
Oil and NGLs	**2,526**	2,880	(12%)	**6,762**	7,872	(14%)
Total	**10,632**	9,671	10%	**27,735**	27,188	2%
Per BOE	**$8.94**	$9.88	(10%)	**$8.93**	$9.45	(6%)

During the third quarter, Fairborne recorded operating costs of $10.6 million, or $8.94 per BOE. Operating costs have decreased 6% from the $9.51 per BOE in the preceding quarter excluding prior year equalization adjustments ($8.01 per BOE including equalizations). In the third quarter of 2006, operating costs included turnaround costs ($0.80 per BOE) at the West Pembina gas plant. Excluding the turnaround costs in 2006, regular operating costs for the third quarter of 2007 are marginally lower than the third quarter of 2006 ($9.08 per BOE). On a year to date basis, operating costs are lower than 2006 as a result of the facility equalizations for third party facilities recorded in the second quarter of 2007.

Based on current production levels and the Trust's existing properties, the Trust expects operating costs to average between $9.00 and $9.50 per BOE for the remainder of 2007.

OPERATING NETBACKS

	Three months ended September 30,						
	2007					2006	
	Natural Gas ($/Mcf)	**CBM ($/Mcf)**	**Crude Oil ($/bbl)**	**NGLs ($/bbl)**	**BOE Production ($/BOE)**	BOE Production ($/BOE)	Change
Petroleum and natural gas sales [1]	6.34	5.44	77.08	48.33	45.76	49.36	(7%)
Other income	0.12	0.01	0.32	-	0.54	0.54	-
Royalty expense	(1.22)	(0.78)	(11.23)	(7.46)	(7.83)	(6.44)	22%
Transportation expense	(0.19)	-	(0.17)	-	(0.77)	(1.07)	(28%)
Operating costs	(1.71)	(0.20)	(9.23)	(6.95)	(8.94)	(9.88)	(10%)
Operating netback	3.34	4.47	56.77	33.92	28.76	32.51	(12%)

(1) Excludes unrealized loss on derivatives

	Nine months ended September 30,						
	2007					2006	
	Natural Gas ($/Mcf)	**CBM ($/Mcf)**	**Crude Oil ($/bbl)**	**NGLs ($/bbl)**	**BOE Production ($/BOE)**	BOE Production ($/BOE)	Change
Petroleum and natural gas sales [1]	7.35	6.78	70.67	46.08	49.48	53.13	(7%)
Other income	0.09	-	0.04	-	0.37	0.57	(35%)
Royalty expense	(1.42)	(0.74)	(11.53)	(7.23)	(8.64)	(8.79)	(2%)
Transportation expense	(0.19)	-	(0.16)	-	(0.77)	(1.41)	(45%)
Operating costs	(1.68)	(0.60)	(8.82)	(7.32)	(8.93)	(9.45)	(6%)
Operating netback	4.15	5.44	50.20	31.53	31.51	34.05	(7%)

(1) Excludes unrealized loss on derivatives

The Trust's operating netback of $28.76 per BOE for the third quarter decreased by 13% compared to the second quarter ($33.03 per BOE), reflecting the impact of reduced natural gas prices. Reductions in operating netbacks compared to 2006 on both a quarter over quarter and year to date basis are also primarily attributable to reduced commodity prices, partially offset by lower operating and transportation costs.

GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES

($thousands except as noted)	Three months ended September 30, 2007	2006	Change	Nine months ended September 30, 2007	2006	Change
G&A expenses, net of recoveries	**2,822**	1,398	102%	**7,941**	4,804	65%
Trust unit compensation costs	**1,697**	1,389	22%	**5,355**	3,747	43%
Total G&A expenses	**4,519**	2,787	62%	**13,296**	8,551	55%
G&A expenses, per BOE	**$2.37**	$1.43	66%	**$2.56**	$1.67	53%
Compensation costs, per BOE	**$1.43**	$1.42	–	**$1.72**	$1.30	32%

Fairborne recorded $2.8 million of G&A expenses, net of recoveries, in the third quarter of 2007 representing $2.37 per BOE. G&A expenses for the third quarter were $0.6 million lower than the $3.4 million recorded during the second quarter of 2007 which included employee cash bonuses paid out in April 2007.

G&A expenses, net of recoveries, for the third quarter of 2007 more than doubled from the comparable quarter in 2006 primarily due to the termination of the Technical Services Agreement with Fairquest in June 2007. During the third quarter of 2006, recoveries from Fairquest reduced G&A expenses by $0.8 million (Q3 2007 – nil). As well, overhead recoveries from operated capital expenditure programs were higher in the third quarter of 2006, thereby further reducing net G&A costs for that period. On a year to date basis, G&A expenses, net of recoveries, were 65% higher in 2007 primarily due to an increase in salaries resulting from increased staffing levels and higher costs associated with employee retention when compared to the prior year. In addition, overhead recoveries from operated capital expenditure programs and recoveries from Fairquest under the Technical Services Agreement contributed to lower G&A expenses, net of recoveries, in the prior year.

For the remainder of 2007, Fairborne expects G&A expenses, net of recoveries, to average between $1.90 and $2.10 per BOE.

Compensation expense of $1.7 million in the third quarter of 2007 (Q3 2006 – $1.4 million) was 11% lower than the second quarter of 2007 ($1.9 million) primarily due to the vesting of Restricted Units during the first six months of 2007. Compensation expense includes amortization of the fair value of units anticipated to be issued pursuant to the Trust Incentive Plan. The increase in compensation expense compared to the prior year is consistent with additional Restricted and Performance Units issued to employees as part of the Trust's annual compensation reviews.

INTEREST AND FINANCING COSTS

($thousands except as noted)	Three months ended September 30, 2007	2006	Change	Nine months ended September 30, 2007	2006	Change
Interest expense	**4,213**	2,608	62%	**11,172**	6,223	80%
Accretion of convertible debentures	**544**	–	n/a	**1,631**	–	n/a
Total interest and financing costs	**4,757**	2,608	82%	**12,803**	6,223	106%
Per BOE	**$4.00**	$2.66	50%	**$4.12**	$2.16	91%

Fairborne recorded $4.2 million in interest expense in the third quarter of 2007, up from $3.7 million in the second quarter of 2007 and $2.6 million in the third quarter of the prior year. The increase in interest expense reflects higher interest rates as well as an increase in the Trust's debt levels. The Trust's debt levels increased by $100 million with the issuance of convertible debentures in October 2006 and with the assumption of $50.7 million of net debt on the acquisition of Fairquest in June 2007.

Average debt during the third quarter of 2007 was higher than the average debt during the immediately preceding quarter as a result of the Fairquest acquisition which closed late in the second quarter. Higher average debt in the third quarter resulted in a $0.5 million increase in interest expense despite the decrease in the debt balance at September 30, 2007 compared to June 30, 2007.

Also included in interest and financing costs is the accretion of convertible debentures which began in October 2006. The costs associated with the debenture offering along with the amount allocated to the conversion feature are included in interest and financing costs over the term of the debentures. Accretion of $0.5 million recorded during the third quarter of 2007 is consistent with the accretion recorded during the second quarter of 2007.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

	Three months ended September 30,			Nine months ended September 30,		
	2007	2006	Change	**2007**	2006	Change
Depletion, depreciation and accretion *($thousands)*	**27,213**	18,577	46%	**69,408**	53,601	29%
Per BOE	**$22.89**	$18.98	21%	**$22.35**	$18.63	20%

The Trust recorded $27.2 million in depletion and depreciation of capital assets and accretion of asset retirement obligations during the third quarter of 2007. On a BOE basis, the DD&A rate of $22.89 for the third quarter of 2007 is consistent with the rate for the second quarter of 2007 (Q2 2007 – $23.08) and 21% higher than the rate for the third quarter of 2006 (Q3 2006 – $18.98). The increase in the DD&A rate compared to 2006 is attributable to an increase in Fairborne's depletable base resulting from several factors: the acquisition of Fairquest assets at their estimated fair market value, capital spending during 2007 and accounting for exchangeable shares, whereby the conversion of exchangeable shares results in an increase to depletable assets, with no corresponding increase in reserves.

TAXES

($thousands except as noted)	Three months ended September 30, **2007**	2006	Change	Nine months ended September 30, **2007**	2006	Change
Future (reduction)	**(5,072)**	(3,604)	41%	**(15,877)**	(9,413)	69%
Capital (recovery)	**–**	(10)	n/a	**–**	203	n/a
Total taxes	**(5,072)**	(3,614)	40%	**(15,877)**	(9,210)	72%
Per BOE	**$(4.27)**	$(3.69)	16%	**$(5.11)**	$(3.20)	60%

Fairborne recorded a future tax recovery of $5.1 million in the third quarter of 2007 (Q3 2006 – $3.6 million) with a $15.9 million recovery booked for the nine months ended September 30, 2007 (September 30, 2006 – $9.4 million). The future tax recovery results from interest deductions associated with the Trust's structure.

On October 31, 2006 the Federal Finance Minister announced a proposal to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts and certain other entities at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders. The Finance Minister said existing trusts would have a four year transition period and would not be subject to the new rules until 2011 (provided that the trust only experiences "normal growth" and no "undue expansion" before then).

On June 12, 2007, the legislation that results in distributions from flow-through entities, like Fairborne, being taxed at a rate of 31.5% was substantively enacted for purposes of Canadian GAAP. As such, trusts which qualify under this legislation ("SIFT tax"), including Fairborne, must recognize future income tax assets and liabilities in the current period with a corresponding amount included in future tax expense on the statement of operations pertaining to temporary differences at the trust level. Previously, temporary differences at the trust level were not subject to current or future income taxes. At the trust level, Fairborne does not have any significant future income tax assets or liabilities and, as such, the substantive enactment of the SIFT tax did not result in a significant future tax expense or recovery being recognized in the 2007 interim financial statements.

NON-CONTROLLING INTEREST

As a result of the Plan of Arrangement in 2005, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. During the nine months ended September 30, 2007, 1,463,762 exchangeable shares were converted into 1,806,364 Trust units. A total of 3.2 million exchangeable shares remain outstanding on September 30, 2007 with an exchange ratio at such date for the retraction of exchangeable shares into Trust units of 1:1.3035.

The exchangeable shares are listed on the Toronto Stock Exchange (trading symbol: FXL), trade separately from the Trust units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust; however, the conversion ratio is adjusted monthly to reflect accumulated distributions. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

UNIT ANALYSIS

	Three months ended September 30,			
	2007		2006	
	($thousands)	($/BOE)	($thousands)	($/BOE)
Petroleum and natural gas revenue	54,648	45.97	48,845	49.90
Royalties	(9,305)	(7.83)	(6,306)	(6.44)
Transportation costs	(914)	(0.77)	(1,047)	(1.07)
Operating expenses	(10,632)	(8.94)	(9,671)	(9.88)
Unrealized loss on derivatives	402	0.33	-	-
General & administrative [1]	(2,822)	(2.37)	(1,398)	(1.43)
Interest expense [2]	(4,213)	(3.54)	(2,608)	(2.66)
Capital taxes	-	-	10	0.01
Funds generated from operations	27,164	22.85	27,825	28.43
Unrealized loss on derivatives	(402)	(0.33)	-	-
Compensation expense	(1,697)	(1.43)	(1,389)	(1.42)
Accretion of convertible debentures	(544)	(0.46)	-	-
Depletion, depreciation and accretion	(27,213)	(22.89)	(18,577)	(18.98)
Future tax reduction	5,072	4.27	3,604	3.68
Non-controlling interest	(109)	(0.10)	(1,024)	(1.05)
Net income	2,271	1.91	10,439	$10.66

(1) net of compensation expense (non-cash)

(2) net of accretion on convertible debentures (non-cash)

	Nine months ended September 30,			
	2007		2006	
	($thousands)	($/BOE)	($thousands)	($/BOE)
Petroleum and natural gas revenue	153,815	49.53	154,548	53.70
Royalties	(26,821)	(8.64)	(25,289)	(8.79)
Transportation costs	(2,383)	(0.77)	(4,052)	(1.41)
Operating expenses	(27,735)	(8.93)	(27,188)	(9.45)
Unrealized loss on derivatives	981	0.32	-	-
General & administrative (1)	(7,941)	(2.56)	(4,804)	(1.67)
Interest expense (2)	(11,172)	(3.60)	(6,223)	(2.16)
Capital taxes	-	-	(203)	(0.07)
Funds generated from operations	78,744	25.35	86,789	30.15
Unrealized loss on derivatives	(981)	(0.32)	-	-
Compensation expense	(5,355)	(1.72)	(3,747)	(1.30)
Accretion of convertible debentures	(1,631)	(0.52)	-	-
Depletion, depreciation and accretion	(69,408)	(22.35)	(53,601)	(18.63)
Future tax reduction	15,877	5.11	9,413	3.27
Non-controlling interest	(1,076)	(0.34)	(3,675)	(1.27)
Net income	16,170	$5.21	35,179	$12.22

(1) net of compensation expense (non-cash)
(2) net of accretion on convertible debentures (non-cash)

Fairborne reported funds generated from operations of $27.2 million for the third quarter of 2007, 7% higher than the second quarter of 2007 ($25.5 million) and consistent with the third quarter of 2006 ($27.8 million). On a BOE basis, the impact of reduced natural gas prices resulted in funds generated from operations of $22.85 per BOE, 12% lower than the second quarter 2007 of $25.83 per BOE. Similarly, net income of $1.91 per BOE for the third quarter of 2007 reflected the impact of unrealized losses on derivatives, the accretion of the convertible debentures, and a lower future tax recovery.

LIQUIDITY AND CAPITAL RESOURCES

CAPITAL EXPENDITURES

	Three months ended September 30,		Nine months ended September 30,	
($thousands)	2007	2006	2007	2006
Exploration and development				
Land and lease acquisitions	1,320	917	2,376	2,539
Geological and geophysical	1,077	-	1,110	1,722
Drilling, completions and workovers	16,177	11,237	32,673	31,607
Well equipment and facilities	6,447	3,196	22,825	16,711
Corporate assets	-	73	-	366
	25,021	15,423	58,984	52,945
Property acquisitions, net of dispositions	616	22,380	6,940	22,380
Corporate acquisitions	-	-	220,004	-
Conversion of exchangeable shares	100	2,670	11,987	15,754
Total	25,737	40,473	297,915	91,079

Fairborne's third quarter capital expenditures included $25 million of exploration and development spending with $16.2 million on drilling and completions, $6.4 million on well equipment and facilities, and $2.3 million on land and seismic.

An active capital program during the third quarter was focused on drilling and completion activities with the Trust participating in drilling a total of 23 wells (17.5 net), resulting in 15 (13.1 net) coal bed methane wells and eight (4.4 net) natural gas wells. Year to date, the Trust participated in drilling a total of 51 wells (34.6 net) resulting in 18 natural gas wells (8.9 net), 32 coal bed methane wells (25.2 net) and one dry hole. Tangible capital expenditures during the three months ended September 30, 2007 included well equipment and tie-ins in the Columbia/Harlech, Brazeau and Clive areas.

During the third quarter of 2007, Fairborne completed property acquisitions of $3.9 million and dispositions of property totaling $3.3 million. The most significant transaction was an asset swap with a third party whereby Fairborne disposed of a non-core property in exchange for additional interests in Columbia/Harlech. Overall, net property acquisitions of $6.9 million during the nine months ended September 30, 2007 increased the Trust's interest in the core areas of Brazeau and Columbia/Harlech. These activities were financed through a combination of funds generated from operations and the Trust's bank credit facilities. The Fairquest corporate acquisition which was completed during the second quarter of 2007 was financed through the issue of 15.8 million Trust units and the assumption of Fairquest's net debt.

The conversion of exchangeable shares to Trust units during the third quarter was recorded as a $0.1 million (Q3 2006 - $2.7 million) acquisition of petroleum and natural gas assets, with $12.0 million (2006 - $15.8 million) recorded during the nine months ended September 30, 2007. The addition to petroleum and natural gas assets is based on the market value of Trust units issued on conversion and the carrying value of the non-controlling interest.

WORKING CAPITAL AND BANK INDEBTEDNESS

In June 2007, in conjunction with completion of the Fairquest acquisition, the Trust's credit facilities were increased to $220 million including a $205 million extendible revolving term credit facility and a $15 million demand operating credit facility. At September 30, 2007, the Trust had drawn $159.8 million against its credit facilities (June 30, 2007 - $179.1 million) and had a working capital deficit of $27.1 million (June 30, 2007 - surplus of $11.6 million) for a net debt position of $186.9 million (June 30, 2007 - $167.5 million). The increase in net debt during the third quarter was attributable to capital spending during the third quarter, a portion of which was financed by funds generated from operations after distributions to unitholders, and the balance reflected as a working capital deficit at September 30, 2007.

CONVERTIBLE DEBENTURES

Fairborne had 100,000 Convertible Unsecured Subordinated Debentures outstanding at September 30, 2007 with a maturity value of $100 million. The Debentures bear interest at a rate of 6.5% per annum, which is payable semi-annually in arrears on December 31 and June 30 of each year with the first payment made on June 30, 2007. The Debentures have a face value of $1,000 per debenture, mature on December 31, 2011 and can be converted into Trust units of Fairborne at any time at the option of the holders at a conversion price of $13.50 per unit. Based on the convertible nature of the Debentures, they are considered to represent both debt and equity to the Trust under generally accepted accounting principles. The debt component accretes up to the principal balance at maturity with accretion included in interest expense.

UNITHOLDERS' EQUITY

The Trust is authorized to issue an unlimited number of Trust units. During the three months ended September 30, 2007 approximately 25,900 Trust units were issued on the conversion of exchangeable shares, with a total of 1.8 million Trust units issued on the conversion of exchangeable shares during the nine months ended September 30, 2007.

As part of the consideration for the Fairquest acquisition, Fairborne issued 15.8 million Trust units to former shareholders of Fairquest. The Trust also issued 4.6 million warrants to acquire 1.8 million Trust units in exchange for the outstanding Fairquest warrants. The warrants are exercisable at a price of $8.13 per unit and can be exercised at anytime up to June 1, 2010.

The following table provides a summary of outstanding Trust units, exchangeable shares, warrants and units under Trust Incentive Plans at the dates indicated:

(thousands)	**October 31, 2007**	September 30, 2007	December 31, 2006
Trust units	**65,620**	65,616	47,677
Exchangeable shares	**3,158**	3,158	4,622
Warrants	**4,627**	4,627	-
Trust incentive plans			
Restricted units [1]	**551**	554	496
Performance units [1],[2]	**903**	903	629
Weighted average trust units			
Basic	**n/a**	55,685	47,244
Diluted	**n/a**	61,788	53,741

(1) The number of Trust units that may be issued pursuant to the Restricted Units and Performance Units will be increased for accumulated distributions.

(2) The number of Trust units that may be issued pursuant to the Performance Units is dependent on a payout multiplier which is based on the relative return on Trust units as compared to trust units of members of a selected peer group. Depending on the payout multiplier, the number of Trust units issuable may range between zero and two Trust units per Performance Unit.

CASH FLOW AND DISTRIBUTIONS

	Three months ended September 30,		Nine months ended September 30,	
($thousands)	**2007**	2006	**2007**	2006
Cash flow from operating activities	**24,159**	29,969	**79,633**	97,585
Change in non-cash working capital	**233**	(3,202)	**(3,859)**	(12,119)
Asset retirement expenditures	**2,772**	1,058	**2,970**	1,323
Funds generated from operations	**27,164**	27,825	**78,744**	86,789

Consistent with 2006, for tax purposes, all 2007 distributions are expected to be taxable as a return on capital with no return of capital.

	Three months ended September 30,		Nine months ended September 30,	
($thousands)	**2007**	2006	**2007**	2006
Cash flow from operating activities	**24,159**	29,969	**79,633**	97,585
Net Income	**2,271**	10,439	**16,170**	35,179
Cash distributions declared	**17,713**	18,553	**49,221**	55,202
Excess of cash flow from operating activities over cash distributions	**6,446**	11,416	**30,412**	42,383
Shortfall of net income over cash distributions	**(15,442)**	(8,114)	**(33,051)**	(20,023)

Cash distributions exceeded net income by $15.4 million for the third quarter of 2007 (Q3 2006 - $8.1 million) however net income for the same period included $22.1 million of non-cash items (Q3 2006 - $16.3 million) that do not impact cash flow from operating activities. Non-cash charges such as DD&A are not representative of the costs of maintaining the Trust's productive capacity as they are based on the historical costs of capital assets and not the fair market value of replacing those assets within the context of the current commodity price environment.

As an oil and gas trust, Fairborne must rely on ongoing development activities and acquisitions to replace production and add additional reserves. Fairborne's future oil and natural gas production and reserves are highly dependent on its success in exploiting its asset base and acquiring additional reserves. Ordinarily, to the extent the Trust is unsuccessful in these activities its cash distributions could be reduced; however Fairborne is in the process of a corporate reorganization such that it would cease to be a Trust (see section entitled "Proposed Restructuring and Equity Financing"). Fairborne plans to continue its current monthly distributions until closing of the reorganization, including the November distribution payable on December 17, 2007. Fairborne expects distributions in October and November to exceed net income for the same period.

Fairborne targets cash flow to equal distributions plus capital expenditures while maintaining its balance sheet flexibility. Fairborne's asset base requires a certain level of capital expenditures to keep its ongoing production flat. In a weak commodity price environment, Fairborne may be required to consider reducing its distribution levels in order to balance cash flows to distributions plus capital expenditures.

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, environmental regulation and risks, competition and government regulations - all of these govern the businesses and influence the controls and management of the Trust. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
- operating properties in order to maximize opportunities;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

Fairborne continues to evaluate the Alberta Government's royalty changes and its impact on both the Trust's current reserve base and its future opportunities. Based on publicly available information in respect of the New Royalty Framework and internal analysis, utilizing the December 31, 2006 combined reserves of Fairborne and Fairquest and the external engineer's price forecast at that date and rerunning such reserves as evaluated as of December 31, 2006, the Trust estimates the royalty changes to have the following impact: less than a 3% reduction to the net present value of future net revenues from proved plus probable reserves (at an 8% discount rate); a negligible change to proved plus probable reserves for both gross and net reserves; and an 8% reduction to 2009 cash flow (based on the proved plus probable reserves cash flow as estimated in the December 31, 2006 engineering reports).

CHANGE IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

On January 1, 2007, the Trust adopted the new Canadian accounting standard for financial instruments - recognition and measurement, financial instruments - presentation and disclosures, hedging, comprehensive income and equity. As prescribed by the new standards, prior periods have not been restated.

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. Under the new standard, the Trust must recognize all financial instruments and non-financial derivatives, including embedded derivatives, on the balance sheet initially at fair value. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale" or "held-to-maturity" as defined by the standard.

Fairborne manages its exposure to commodity price fluctuations by using physical delivery contracts with fixed prices, collars, puts or participating swaps. Under the new accounting standards, the majority of these contracts have been designated as "normal sale" contracts; therefore, these commodity contracts are not recorded on the balance sheet at fair value. Amounts received on the settlement of the "normal sale" commodity contracts are included in petroleum and natural gas revenue as the contracts settle. Certain of these contracts do not qualify as "normal sale" contracts and, as such, are accounted for as derivative contracts and recorded on the balance sheet at fair value. Changes in the fair value of derivative contracts are recorded in earnings for the corresponding period.

The effect of initially adopting the new financial instruments accounting standard resulted in recognition of a derivative asset of $0.6 million with a corresponding amount recorded as an adjustment to opening retained earnings ($0.4 million net of future income taxes). This adjustment represented the fair market value of the derivative contracts outstanding at January 1, 2007. At September 30, 2007, the estimated fair value of outstanding derivatives was a liability of $88,000, with an unrealized loss of $0.7 million being charged to earnings for the nine months ended September 30, 2007.

Management did not identify any material embedded derivatives which required separate recognition and measurement under the new accounting standards.

The new accounting standard on hedges had no impact on the Trust's financial statements as Fairborne does not apply hedge accounting.

The new accounting standards require a new statement of comprehensive income (loss); however, there are no amounts that Fairborne would include in other comprehensive income except net income.

NEW ACCOUNTING POLICIES

Two new Canadian accounting standards have been issued which require additional disclosure in the Trust's financial statements commencing January 1, 2008 related to the Trust's financial instruments as well as its capital program and how well it is managed.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, internal controls over financial reporting related to the Trust, including its consolidated subsidiaries, to provide reasonable assurance regarding the reliability of the Trust's financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer are required to cause the Trust to disclose herein any change in the Trust's internal controls over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal controls over financial reporting. No material changes in the Trust's internal controls over financial reporting were identified during the nine months ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, the Trust's internal controls of financial reporting.

It should be noted that a control system, including the Trust's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of select financial information for the quarterly periods indicated:

	Q3/07	Q2/07	Q1/07	Q4/06
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	**54,648**	49,501	49,666	49,581
Funds generated from operations	**27,164**	25,547	26,033	26,108
Per unit – basic	**$0.41**	$0.45	$0.55	$0.54
Per unit – diluted	**$0.38**	$0.41	$0.48	$0.43
Cash flow from operations (including changes in working capital)	**24,159**	27,724	27,750	10,189
Per unit – basic	**$0.37**	$0.47	$0.59	$0.19
Per unit – diluted	**$0.34**	$0.43	$0.52	$0.15
Net Income	**2,271**	6,739	7,160	8,900
Per unit – basic	**$0.03**	$0.11	$0.15	$0.18
Per unit – diluted	**$0.03**	$0.10	$0.15	$0.17
Total assets	**732,276**	753,664	561,906	539,579
Working capital surplus (deficit)	**(27,051)**	11,594	7,093	7,158
Bank indebtedness	**159,834**	179,120	119,645	101,156
Convertible debentures	**91,933**	91,389	90,819	90,302
OPERATIONS				
Average production				
Natural gas *(Mcf per day)*	**58,435**	48,689	45,060	46,752
Crude oil *(bbls per day)*	**2,600**	2,303	2,396	2,522
Natural gas liquids *(bbls per day)*	**582**	449	402	308
Total *(BOE per day)*	**12,921**	10,867	10,308	10,623

	Q3/06	Q2/06	Q1/06	Q4/05
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	48,845	50,914	54,789	68,751
Funds generated from operations	27,825	30,340	28,624	40,783
Per unit - basic	$0.58	$0.65	$0.62	$0.89
Per unit - diluted	$0.51	$0.57	$0.54	$0.77
Cash flow from operations (including changes in working capital)	29,969	38,037	29,579	30,731
Per unit - basic	$0.63	$0.80	$0.64	$0.67
Per unit - diluted	$0.55	$0.71	$0.56	$0.74
Net Income	10,439	13,881	10,859	20,444
Per unit - basic	$0.22	$0.30	$0.23	$0.43
Per unit - diluted	$0.22	$0.28	$0.23	$0.36
Total assets	514,681	499,826	522,482	499,920
Working capital surplus (deficit)	(2,395)	(3,199)	35	1,373
Bank indebtedness	177,595	147,202	153,933	136,302
OPERATIONS				
Production				
Natural gas *(Mcf per day)*	45,966	43,441	46,472	46,886
Crude oil *(bbls per day)*	2,604	2,607	2,575	2,770
Natural gas liquids *(bbls per day)*	376	432	384	438
Total *(BOE per day)*	10,640	10,280	10,705	11,022

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited)

($thousands)	September 30, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 99	$ 764
Accounts receivable	34,885	70,804
Prepaid expenses and deposits	3,029	3,278
	38,013	74,846
Capital assets *(Note 3)*	678,093	448,563
Goodwill	16,170	16,170
	$ 732,276	$ 539,579
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 59,158	$ 61,490
Distributions payable	5,906	6,198
	65,064	67,688
Bank indebtedness *(Note 4)*	159,834	101,156
Convertible debentures *(Note 5)*	91,933	90,302
Non-controlling interest *(Note 6)*	19,480	27,132
Asset retirement obligation *(Note 7)*	10,519	10,994
Future income taxes *(Note 8)*	47,594	41,592
Unitholders' Equity		
Unitholders' capital *(Note 9)*	380,886	216,575
Warrants *(Note 9)*	2,857	–
Equity component of convertible debentures *(Note 5)*	5,581	5,581
Contributed surplus *(Note 9)*	7,310	4,694
Deficit	(58,782)	(26,135)
	337,852	200,715
	$ 732,276	$ 539,579

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,	
($thousands except per unit amounts)	2007	2006	2007	2006
Revenue				
Petroleum and natural gas	$ 54,648	$ 48,845	$ 153,815	$ 154,548
Royalties	(9,305)	(6,306)	(26,821)	(25,289)
Transportation	(914)	(1,047)	(2,383)	(4,052)
	44,429	41,492	124,611	125,207
Expenses				
Operating	10,632	9,671	27,735	27,188
General and administrative	4,519	2,787	13,296	8,551
Interest	4,757	2,608	12,803	6,223
Depletion, depreciation and accretion	27,213	18,577	69,408	53,601
	47,121	33,643	123,242	95,563
Income (loss) before taxes	(2,692)	7,849	1,369	29,644
Taxes (reduction)				
Future	(5,072)	(3,604)	(15,877)	(9,413)
Capital	–	(10)	–	203
	(5,072)	(3,614)	(15,877)	(9,210)
Net income before non-controlling interest	2,380	11,463	17,246	38,854
Non-controlling interest	109	1,024	1,076	3,675
Net income	2,271	10,439	16,170	35,179
Retained earnings (deficit), beginning of period	(43,340)	(8,330)	(26,135)	3,579
Retained earnings adjustment, financial instruments *(Note 1)*	–	–	404	–
Distributions declared	(17,713)	(18,553)	(49,221)	(55,202)
Deficit, end of period	$ (58,782)	$ (16,444)	$ (58,782)	$ (16,444)
Net income per unit (Note 9)				
Basic	$ 0.03	$ 0.22	$ 0.29	$ 0.75
Diluted	$ 0.03	$ 0.22	$ 0.28	$ 0.73

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($thousands)	For the three months ended September 30, 2007	2006	For the nine months ended September 30, 2007	2006
Cash provided by (used in):				
Operating activities				
Net income	$ 2,271	$ 10,439	$ 16,170	$ 35,179
Items not involving cash:				
Depletion, depreciation and accretion	27,213	18,577	69,408	53,601
Non-controlling interest	109	1,024	1,076	3,675
Unit based compensation expense	1,697	1,389	5,355	3,747
Future tax (reduction)	(5,072)	(3,604)	(15,877)	(9,413)
Accretion on convertible debentures	544	–	1,631	-
Unrealized loss on derivatives	402	–	981	–
Asset retirement expenditures	(2,772)	(1,058)	(2,970)	(1,323)
	24,392	26,767	75,774	85,466
Change in non-cash working capital	(233)	3,202	3,859	12,119
	24,159	29,969	79,633	97,585
Financing activities				
Distributions to unitholders	(17,709)	(18,524)	(49,513)	(55,039)
Bank indebtedness	(19,286)	30,393	58,678	41,293
Issuance of trust units	-	–	111	–
Change in non-cash working capital	-	–	(32,732)	–
	(36,995)	11,869	(23,456)	(13,746)
Investing activities				
Capital expenditures	(25,021)	(15,423)	(58,984)	(52,945)
Property acquisition	(616)	(22,380)	(6,940)	(22,380)
Corporate acquisition costs *(Note 2)*	–	–	(2,500)	-
Change in non-cash working capital	38,341	(4,035)	11,582	(8,512)
	12,704	(41,838)	(56,842)	(83,837)
Change in cash and cash equivalents	(132)	–	(665)	2
Cash and cash equivalents, beginning of period	231	219	764	217
Cash and cash equivalents, end of period	$ 99	$ 219	$ 99	$ 219
Interest paid	$ 2,616	$ 2,422	$ 10,338	$ 5,775
Capital taxes paid	$ -	$ 27	$ -	$ 240

See accompanying notes to the interim consolidated financial statements

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2007 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2006, except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2006.

1. CHANGES IN ACCOUNTING POLICIES AND PRACTICES

On January 1, 2007, the Trust adopted the new Canadian accounting standards pertaining to financial instruments - recognition and measurement, financial instruments - presentation and disclosures, hedging and comprehensive income. As prescribed by the new standards, prior periods have not been restated.

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. Under the new standard, the Trust must recognize all financial instruments and non-financial derivatives, including embedded derivatives, on the balance sheet initially at fair value. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale" or "held-to-maturity" as defined by the standard.

Fairborne manages its exposure to commodity price fluctuations by using physical delivery contracts with fixed prices, collars, puts or participating swaps. Under the new accounting standards, the majority of these contracts have been designated as "normal sale" contracts; therefore, these commodity contracts are not recorded on the balance sheet at fair value. Amounts received on the settlement of the commodity contracts are included in petroleum and natural gas revenue as the contracts settle. Certain of these contracts do not qualify as "normal sale" contracts and, as such, are accounted for as derivative contracts and recorded on the balance sheet at fair value. Changes in the fair value of derivative contracts are included in earnings for the corresponding period.

The effect of initially adopting the new financial instruments accounting standard resulted in recognition of a derivative asset of $0.6 million ($0.4 million net of tax) with a corresponding amount recorded as an adjustment to opening retained earnings. This adjustment represented the fair market value of the derivative contracts outstanding at January 1, 2007. At September 30, 2007, the estimated fair value of outstanding derivatives was a liability of $88,000 resulting in an unrealized loss of $0.7 million being charged to earnings for the nine months ended September 30, 2007.

Management did not identify any material embedded derivatives which required separate recognition and measurement under the new accounting standards.

The new accounting standard on hedges had no impact on the Trust's financial statements as Fairborne does not apply hedge accounting.

The new accounting standards require a new statement of other comprehensive income; however, there are no amounts that Fairborne would include in other comprehensive income except net income.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 related to the Company's financial instruments as well as its capital and how well it is managed.

2. ACQUISITIONS

On June 4, 2007 Fairborne and its subsidiary Fairborne Energy Ltd. acquired all of the outstanding shares of Fairquest Energy Ltd. ("Fairquest") pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and an Arrangement Agreement dated March 11, 2007 among the Trust, Fairborne Energy Ltd. and Fairquest. Fairquest was a publicly traded oil and gas company with properties located in western Canada. As consideration for the transaction, Fairquest shareholders received 0.39 of a Trust unit for each Fairquest common share held. The Trust issued 15.8 million units to acquire Fairquest at a deemed value of $145 million, based on the trading price of Trust units on or about the date the acquisition was announced. The Trust also issued 4.6 million warrants to acquire an additional 1.8 million Trust units in exchange for outstanding Fairquest warrants. The acquisition has been accounted for using the purchase method. The results of operations for Fairquest have been included in the Trust's financial statements beginning June 4, 2007. Details of the acquisition are as follows:

Cost of Acquisition:	
Shares	$ 144,801
Transaction costs	2,500
Warrants	2,879
	$ 150,180
Allocated:	
Current assets	$ 9,585
Petroleum and natural gas properties and equipment	220,004
Current liabilities	(60,301)
Asset retirement obligations	(1,471)
Future income taxes	(17,637)
	$ 150,180

Included in current assets is $0.9 million receivable from Fairborne and included in current liabilities is $49.0 million payable to Fairborne. The total amount payable to Fairborne includes a $32.7 million advance received from Fairborne to repay amounts outstanding under Fairquest's credit facilities which were due immediately prior to the date of acquisition (May 30, 2007).

3. CAPITAL ASSETS

	September 30, 2007	December 31, 2006
Petroleum and natural gas properties and equipment	$ 943,529	$ 645,350
Accumulated depletion and depreciation	(267,534)	(199,111)
Corporate assets	3,672	3,672
Accumulated depreciation	(1,574)	(1,348)
	$ 678,093	$ 448,563

As at September 30, 2007, future development costs of $106 million (December 31, 2006 - $90 million) were included in the depletion calculation and costs of acquiring unproved properties in the amount of $50.1 million (December 31, 2006 - $20.7 million) were excluded from the depletion calculation. Included in the Trust's petroleum and natural gas properties and equipment balance is $5.4 million (December 31, 2006 - $5.9 million) relating to asset retirement obligations, net of accumulated depletion.

4. BANK INDEBTEDNESS

At September 30, 2007 the Trust had a $205 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the banks' semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2008 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2009. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus margins and applicable stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

5. CONVERTIBLE DEBENTURES

The following table sets forth a reconciliation of the convertible debentures for the nine months ended September 30, 2007:

	Number of Debentures	Debt Component	Equity Component
Balance, beginning of period	100,000	$ 90,302	$ 5,581
Accretion	–	1,631	–
Balance, end of period	100,000	$ 91,933	$ 5,581

6. NON-CONTROLLING INTEREST

The following table sets forth a reconciliation of the non-controlling interest for the nine months ended September 30, 2007:

	Number of Exchangeable Shares	Amount
Balance, beginning of period	4,622	$ 27,132
Non-controlling interest net income	–	1,076
Converted to Trust Units	(1,464)	(8,728)
Balance, end of period	3,158	$ 19,480

At September 30, 2007, the exchange ratio for the retraction of exchangeable shares into Trust units was 1:1.3035.

7. ASSET RETIREMENT OBLIGATION

The following table sets forth a reconciliation of the asset retirement obligation for the nine months ended September 30, 2007:

Balance, beginning of period	$ 10,994
Fairquest acquisition *(Note 2)*	1,471
Liabilities incurred	265
Liabilities settled	(2,970)
Accretion expense	759
Balance, end of period	$ 10,519

8. FUTURE INCOME TAXES

On June 12, 2007, the legislation that results in distributions from flow-through entities, like Fairborne, being taxed at a rate of 31.5% was enacted for purposes of Canadian GAAP. As such, trusts which qualify under this legislation ("SIFT tax"), including Fairborne, must recognize future income tax assets and liabilities in the current period with a corresponding amount included in future tax expense on the statement of operations pertaining to temporary differences at the trust level. Previously, temporary differences at the trust level were not subject to current or future income taxes. Fairborne does not have any significant future income tax assets or liabilities at the trust level, therefore, the SIFT tax did not result in a significant future tax expense or recovery being recognized in the 2007 interim consolidated financial statements.

9. UNITHOLDERS' CAPITAL

The Trust Indenture provides that an unlimited number of Trust units are authorized and may be issued.

A) TRUST UNITS

The following table sets forth a reconciliation of the Trust units issued and outstanding for the nine months ended September 30, 2007:

	Number	Amount
Balance, beginning of period	47,677	$ 216,575
Fairquest acquisition *(Note 2)*	15,833	144,801
Issued on exercise of warrants	14	133
Issued on conversion of exchangeable shares	1,806	16,638
Issued on vesting of restricted units	286	2,739
Balance, end of period	65,616	$ 380,886

During the nine months ended September 30, 2007, 1,463,762 exchangeable shares were converted into 1,806,364 Trust units. The market value of Trust units issued on conversion was $16.6 million resulting in a reduction in non-controlling interest of $8.7 million, an increase in capital assets of $12.0 million and a future tax liability of $4.1 million.

B) WARRANTS

The following table sets forth a reconciliation of warrants issued and outstanding for the nine months ended September 30, 2007:

	Number	Amount
Balance, beginning of period	-	$ -
Issued on acquisition of Fairquest *(Note 2)*	4,662	2,879
Exercised for Trust units	(35)	(22)
Balance, end of period	4,627	$ 2,857

The warrants can be converted into 0.39 Trust units and entitle the holder to acquire a Trust unit at $8.13 per unit and are exercisable at anytime prior to June 1, 2010. The fair value of the warrants of $1.58 per warrant was calculated using the Black Scholes model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 40 percent and an expected life of 3 years.

C) PER UNIT AMOUNTS

The following table summarizes the weighted average Trust units used in calculating net income per unit:

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
Numerator				
Net income – basic	$ 2,271	$ 10,439	$ 16,170	$ 35,179
Non-controlling interest	109	1,024	1,076	3,675
Numerator for diluted net income per unit	$ 2,380	$ 11,463	$ 17,246	$ 38,854
Denominator				
Weighted average units - basic	65,593	47,523	55,685	47,101
Exchangeable Shares	4,117	5,259	4,226	5,283
Restricted Units	794	684	840	647
Performance Units	1,151	537	1,037	538
Denominator for diluted net income per unit	71,655	54,003	61,788	53,569
Basic net income per unit	$ 0.03	$ 0.22	$ 0.29	$ 0.75
Diluted net income per unit	$ 0.03	$ 0.22	$ 0.28	$ 0.73

Excluded from the diluted number of Trust units for the three and nine months ended September 30, 2007 is the effect of convertible debentures (7.4 million units) which are anti-dilutive to net income.

D) TRUST INCENTIVE PLANS

The following tables set forth a reconciliation of the Trust Incentive Plan activity for the nine months ended September 30, 2007:

	Number of Restricted Units	Number of Performance Units	Total
Balance, beginning of period	496	629	1,125
Issued	303	302	605
Exercised	(231)	(10)	(241)
Forfeited	(14)	(18)	(32)
Balance, end of period	554	903	1,457
Exercisable, end of period	-	-	-
Equivalent Trust units, end of period [1]	713	1,068	1,781

(1) including additional Trust units to be issued for accumulated distributions earned under the Trust Incentive Plans.

The fair value of Performance and Restricted Units were determined using the unit price at the grant date and, in the case of the Performance Units, a factor of one time was used. The weighted average fair value of Restricted and Performance Units granted during the three months ended September 30, 2007 was $7.05 and $7.05 per unit respectively and during the nine months ended September 30, 2007 was $8.98 and $8.96 per unit respectively. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

E) CONTRIBUTED SURPLUS

The following table sets forth a reconciliation of the contributed surplus for the nine months ended September 30, 2007:

Balance, beginning of period	$	4,694
Trust unit based compensation		5,454
Restricted Units exercised		(2,739)
Trust Incentive Plan grants forfeited		(99)
Balance, end of period	$	7,310

10. FINANCIAL INSTRUMENTS

The Trust has a risk management program whereby the Trust sells forward a portion of its future production through fixed price physical sales contracts with customers.

At September 30, 2007 the following natural gas contracts have been recorded at their estimated fair value as an $88,000 liability. The corresponding amount has been recorded as an unrealized loss on financial instruments in the statement of earnings for the nine months ended September 30, 2007.

Remaining Term	Volume (mmbtu/day)	Price (US$ per mmbtu)	Settlement Index
Swaps			
Apr 1, 2008 – Jun 30, 2008	5,000	NYMEX-$0.845 US	NYMEX LD
Jul 1, 2008 – Sep 30, 2008	5,000	NYMEX-$0.865 US	NYMEX LD

The following crude oil fixed price physical sales contracts outstanding at September 30, 2007 have been entered into for the purpose of physical delivery of a non-financial item; therefore, the physical delivery contracts are not fair valued. Settlements on these contracts are included in petroleum and natural gas revenue as they settle.

Remaining Term	Volume (bbls/day)	Price (US$ per bbl)	Settlement Index
Swaps			
Oct 1, 2007 – Dec 31, 2007	500	70.98	WTI
Jan 1, 2008 – Mar 31, 2008	500	70.70	WTI
Apr 1, 2008 – Jun 30, 2008	500	70.50	WTI
Collars			
Oct 1, 2007 – Dec 31, 2007	500	75.00 – 77.00	WTI
Jan 1, 2008 – Mar 31, 2008	500	70.00 – 75.60	WTI
Jul 1, 2008 – Dec 31, 2008	500	70.00 – 74.00	WTI

The following natural gas fixed price physical sales contracts outstanding at September 30, 2007 have been entered into for the purpose of physical delivery of a non-financial item; therefore, the physical delivery contracts are not fair valued. Settlements on these contracts are included in petroleum and natural gas revenue as they settle.

Remaining Term	Volume (GJ per day)	Price (CDN$ per GJ)	Settlement Index
AECO Collars			
Oct 1, 2007 – Oct 31, 2007	2,500	5.00 – 5.52	AECO C Monthly
Oct 1, 2007 – Oct 31, 2007	2,500	5.00 – 5.62	AECO C Monthly
Oct 1, 2007 – Dec 31, 2007	3,000	8.00 – 9.25	AECO C Monthly
Oct 1, 2007 – Dec 31, 2007	1,000	8.00 – 9.25	AECO C Monthly
Nov 1, 2007 – Mar 31, 2008	3,000	8.00 – 10.00	AECO C Monthly
Nov 1, 2007 – Mar 31, 2008	1,000	8.00 – 10.00	AECO C Monthly
Nov 1, 2007 – Mar 31, 2008	2,000	8.00 – 10.45	AECO C Monthly

Remaining Term	Volume (GJ per day)	Price (CDN$ per GJ)	Settlement Index
AECO Participating Swaps			
Oct 1, 2007 - Oct 31, 2007	1,500	7.62 + 25%	AECO C Monthly
Oct 1, 2007 - Oct 31, 2007	1,500	7.62 + 25%	AECO C Monthly
Oct 1, 2007 - Oct 31, 2007	1,500	7.53 + 25%	AECO C Monthly
AECO Swaps			
Oct 1, 2007 - Oct 31, 2007	2,500	8.10	AECO C Monthly
Oct 1, 2007 - Oct 31, 2007	2,500	8.11	AECO C Monthly
Oct 1, 2007 - Dec 31, 2007	2,500	8.16	AECO C Monthly
Nov 1, 2007 - Mar 31, 2008	1,500	8.25	AECO C Monthly
Nov 1, 2007 - Mar 31, 2008	2,500	8.71	AECO C Monthly
Jan 1, 2008 - Mar 31, 2008	1,000	7.53	AECO C Monthly
Jan 1, 2008 - Mar 31, 2008	1,500	6.52	AECO C Monthly
Jan 1, 2008 - Mar 31, 2008	1,500	9.00	AECO C Monthly
Jan 1, 2008 - Mar 31, 2008	1,500	9.27	AECO C Monthly

11. SUBSEQUENT EVENT

On October 22, 2007, the Trust announced its plan to convert into an exploration and production company (the "Reorganization"). Concurrent with closing of the Reorganization, Denham Commodity Partners Fund IV LP ("Denham"), a U.S.-based private equity fund advised by Denham Capital Management LP, will subscribe for, on a private placement basis, approximately 13.4 million common shares of the new corporation (the "Corporation") at a subscription price of $7.45 per share for aggregate proceeds of approximately $100 million (the "Private Placement"). Proceeds from the Private Placement will be used to reduce outstanding indebtedness. Denham's investment is conditional on the successful closing of the Reorganization.

It is contemplated that the Reorganization will be completed pursuant to a plan of arrangement. Holders of trust units (collectively the "Unitholders") of Fairborne will receive an equal number of common shares of the new Corporation that will hold the assets previously held, directly or indirectly, by the Trust. Exchangeable shares will be exchanged for common shares in the new Corporation based on the then current exchange ratio. Fairborne's outstanding convertible debentures bearing a coupon rate of 6.5% and a conversion price of $13.50 will be assumed by the new Corporation and be convertible into common shares of the Corporation with no change to the terms. An information circular detailing the Reorganization is anticipated to be mailed to Unitholders in mid November 2007. A meeting of securityholders is scheduled to be held on December 18, 2007. The record date for unitholders and exchangeable shareholders entitled to vote at the meeting is November 16, 2007. The Reorganization will require securityholder approval by at least 66 2/3% of the votes cast by Unitholders and holders of exchangeable shares voting at the Unitholder meeting. In addition, the approval of the Court of Queen's Bench and certain regulatory authorities will also be required.

FAIRBORNE ENERGY TRUST

3400, 450 – 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

AUDITORS

KPMG LLP

RESERVE EVALUATORS

GLJ PETROLEUM CONSULTANTS LTD.
SPROULE ASSOCIATES LIMITED

BANK

ROYAL BANK OF CANADA
NATIONAL BANK OF CANADA
BANK OF NOVA SCOTIA
ALBERTA TREASURY BRANCH

LEGAL COUNSEL

BURNET, DUCKWORTH & PALMER LLP
MCCARTHY TETRAULT LLP

STOCK EXCHANGE LISTING

THE TORONTO STOCK EXCHANGE
Trading Symbol: FEL.UN
Exchangeable Shares: FXL
Convertible Debentures: FEL.DB

CORPORATE GOVERNANCE

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual and Special Meeting of Unitholders.

DIRECTORS

ROBERT B. HODGINS
Investor and Corporate Director

JOHANNES J. NIEUWENBURG
Corporate Director
and Private Businessman

MICHAEL E.J. PHELPS
Chairman
Dornoch Capital Inc.

STEVEN R. VANSICKLE
President and CEO
Fairborne Energy Trust

RICHARD A. WALLS
Chairman
Fairborne Energy Trust

RODNEY D. WIMER
President
Mazama Capital Partners

GENERAL INFORMATION

Unitholders and interested investors are encouraged to visit our web site: http://www.fairbornetrust.com
Historical public documents, corporate information, latest presentation material and press releases are all available.
Filings also available at: www.sedar.com

OFFICERS

STEVEN R. VANSICKLE
President
and Chief Executive Officer

DAVID L. SUMMERS
Chief Operating Officer

AARON G. GRANDBERG
Chief Financial Officer

SHAUN E. ALSPACH
Vice President
Business Development

JACKIE M. CUGNET
Vice President
Finance

DAVID S. CYMBALISTY
Vice President
Engineering

F. TOM PARK
Vice President
Marketing

GARY M. POIRIER
Vice President
Production

DAVID E.T. PYKE
Vice President
Land and Contracts

JAMES E. YOUNG
Vice President
Exploration

FAIRBORNE
ENERGY TRUST

END